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MEMORANDUM

TO:       Ellen Sazzman
          U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:     Susan Rhee
          ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:     October 17, 2007

SUBJECT: Response to Comments to Form N-1A for JNL Series Trust (the "Trust") File Nos: 33-87244 and 811-8894
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This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission  Staff",  as  appropriate)   additional  comment
received telephonically on October 17, 2007 to the Trust's 485APOS filing on Form N1-A.

The comment, as we understood it, is repeated below in italics, with responses immediately following. We have also included the revised page from the prospectus.

PROSPECTUS

1. FOR THE JNL/CAPITAL GUARDIAN GLOBAL DIVERSIFIED RESEARCH FUND, PLEASE ADD "CONVERTIBLE SECURITIES RISK" TO THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND."

     WE HAVE ADDED THE FOLLOWING "CONVERTIBLE SECURITIES RISK" TO THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND":

     o CONVERTIBLE SECURITIES RISK. The values of the convertible securities in which the Fund may invest also will be affected by market interest rates, the risk that the issuer may default on interest or principal payments and the value of the underlying common stock into which these securities may be converted. Specifically, since these types of convertible securities pay fixed interest and dividends, their values may fall if market interest rates rise. Additionally, an issuer may have the right to buy back certain of the convertible securities at a time and at a price that is unfavorable to the Fund.

     Please refer to the attached red-lined fund description excerpt that is provided with this memorandum for response to the above comment.


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about November 13, 2007.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:  File

   1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com
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                                                                       COMMENT 1

JNL/CAPITAL GUARDIAN GLOBAL DIVERSIFIED RESEARCH FUND (FORMERLY, JNL/SELECT GLOBAL GROWTH FUND)

INVESTMENT OBJECTIVE. The investment objective of the JNL/Capital Guardian Global Diversified Research Fund is long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES. The investment objective of the Fund is to seek long-term growth of capital and income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio consisting of equity securities of U.S. and non-U.S. issuers. The Fund normally will invest in common stocks and preferred shares (or securities convertible or exchangeable into such securities) of companies with market capitalization greater than $1 billion at the time of purchase.

Although the Fund intends to concentrate its investments in the types of securities described above, the Fund may invest in cash, cash equivalents and government securities, when prevailing market and economic conditions indicate that it is desirable to do so. While the assets of the Fund can be invested with geographical flexibility, the emphasis will be on securities of companies located in the U.S., Europe, Canada, Australia, and the Far East, giving due consideration to economic, social, and political developments, currency risks and the liquidity of various national markets. The Fund may also invest in equity securities of developing country (emerging market) issuers.

Consistent with the Fund's objectives, it may from time to time purchase derivative securities, such as forward currency contracts and currency futures and options, to, among other reasons, manage foreign currency exposure, provide liquidity, provide exposure not otherwise available, manage risk and implement investment strategies in a more efficient manner. Derivatives will not be used, however, to leverage the Fund's exposure above its total net assets.

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

     o MARKET RISK. Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

     o FOREIGN INVESTING RISK. Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than U.S. accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities. To the extent that the Fund invests in bonds issued by a foreign government, the Fund may have limited legal recourse in the event of default. Political conditions, especially a country's willingness to meet the terms of its debt obligations, can create special risks.


     o CONVERTIBLE SECURITIES RISK. The values of the convertible securities in which the Fund may invest also will be affected by market interest rates, the risk that the issuer may default on interest or principal payments and the value of the underlying common stock into which these securities may be converted. Specifically, since these types of convertible securities pay fixed interest and dividends, their values may fall if market interest rates rise. Additionally, an issuer may have the right to buy back certain of the convertible securities at a time and at a price that is unfavorable to the Fund.